UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)*
HOME BANCSHARES, INC.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
436893 20 0

(CUSIP Number)
December 31, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	436893 20 0	Page	2	of	5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard H. Ashley

2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		589,101

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		589,789

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		589,101

WITH	8	SHARED DISPOSITIVE POWER

		589,789

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,184,799

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	436893 20 0	Page	3	of	5

ITEM 1.	(a)	NAME OF ISSUER:

Home BancShares, Inc.

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES OR, IF NONE, RESIDENCE:

719 Harkrider, Suite 100
Conway, Arkansas 72032

ITEM 2.	(a)	NAME OF PERSON FILING:

Richard H. Ashley

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

2851 Lakewood Village Drive
North Little Rock, Arkansas 72116

	(c)	CITIZENSHIP:

United States

	(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value

	(e)	CUSIP NUMBER:

436893 20 0

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940.
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No.	436893 20 0	Page	4	of	5

ITEM 4.	OWNERSHIP.

	(a)	Amount Beneficially owned:

1,184,799

	(b)	Percent of class:

4.6%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:

589,101, which includes (i) 585,511 shares held directly by Mr. Ashley, (ii) 3,126 shares held in Mr. Ashley’s IRA and (iii) 248 shares held by Mr. Ashley as custodian for his children and (iv) 216 shares representing vested options held by Mr. Ashley.

(ii) Shared power to vote or to direct the vote:

589,789, which includes 1,951 shares held by Mr. Ashley and his spouse and 373,668 shares and 214,170 shares held by Conservative Development and RHA Investments, respectively, both of which Mr. Ashley is a partner.

(iii) Sole power to dispose or to direct the disposition of:

589,101, which includes (i) 585,511 shares held directly by Mr. Ashley, (ii) 3,126 shares held in Mr. Ashley’s IRA and (iii) 248 shares held by Mr. Ashley as custodian for his children and (iv) 216 shares representing vested options held by Mr. Ashley.

(iv) Shared power to dispose or to direct the disposition of:

589,789, which includes 1,951 shares held by Mr. Ashley and his spouse and 373,668 shares and 214,170 shares held by Conservative Development and RHA Investments, respectively, both of which Mr. Ashley is a partner.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Mr. Ashley’s wife has the right to receive dividends or the power to direct the receipt of dividends from, or the proceeds from the sale of, 5,909 of the shares reported in Item 4(a).

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	DENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not Applicable.

CUSIP No.	436893 20 0	Page	5	of	5
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 2, 2010

/s/ Richard H. Ashley
Richard H. Ashley